Morgan, Lewis & Bockius LLP 1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001 www.morganlewis.com

John J. O’Brien

Partner

215.963.4969

March 28, 2022

FILED AS EDGAR CORRESPONDENCE

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on the Third Pre-effective Amendment to DoubleLine ETF Trust’s

Initial N-1A Filing (File Nos. 333-260030 and 811-23746)

Dear Ms. Dubey:

On behalf of our client, DoubleLine ETF Trust (the “Trust”), this letter (the “Letter”) responds to the comments you provided on behalf of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on Wednesday, March 23, 2022 concerning the Trust’s third pre-effective amendment filed on March 22, 2022, to its initial Registration Statement on Form N-1A (the “Registration Statement”).

The initial Registration Statement was filed with the Commission on October 4, 2021 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”), for the purpose of registering shares of the following series of the Trust: the DoubleLine Opportunistic Bond ETF (the “Bond Fund”) and the DoubleLine Shiller CAPE U.S. Equities ETF (the “Equities Fund”) (each a “Fund” and, together, the “Funds”). Responses to each of the Staff’s comments, based on information provided by DoubleLine ETF Adviser LP (the “Adviser”), are set forth below. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Subject to the Registration Statement being granted effectiveness, the Trust plans to commence operations on or about March 31, 2022. The Trust expects that the fourth pre-effective amendment, which this Correspondence accompanies, will be the final pre-effective amendment. The Trust respectfully requests that the Staff declare the Registration Statement effective on or before March 30, 2022. A Request for Acceleration will accompany the filing of the Trust’s fourth pre-effective amendment to its Registration Statement.

Ms. Anu Dubey

March 28, 2022

PROSPECTUS

Principal Investment Strategies (Bond Fund)

1.

Comment.         In the second sentence, please insert the phrase “for investment purposes” after the phrase “plus the amount of any borrowings.” Please also make a corresponding change to the Fund’s Item 9 disclosure.

Response.         In response to the Staff’s comment, the requested changes have been made.

Temporary Defensive Strategies

2.	Comment. In the last sentence of the sub-section titled “Equities ETF,” please replace the word “including” with the phrase “which are.”

Response.        In response to the Staff’s comment, the requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Investment Strategies of the Funds

3.

Comment.        Please revise the disclosure under “Money Market Instruments” to clarify that only the Bond Fund is permitted to invest in Bank Obligations, Eurodollar Certificates of Deposit, Obligations of Savings Institutions, Fully Insured Certificates of Deposit, and Other Short-Term Obligations.

Response.        In response to the Staff’s comment, the Trust has revised the disclosure to clarify that those specified Money Market Instruments are only permissible investments for the Opportunistic Bond ETF.

Risk Considerations

4.	Comment. In the last sentence of the section titled “Temporary Defensive Strategies,” please replace the word “including” with the phrase “which are.”

Response.        In response to the Staff’s comment, the requested change has been made.

PART C

Item 28. Exhibits

5.

Comment.        With respect to Comment 22 of the Trust’s Correspondence filing made on March 22, 2022, please ensure that the revised language in the Trust’s Second Amended and Restated Agreement and Declaration of Trust includes a comma after the phrase “loyalty and care” and before the phrase “and liabilities.”

Response.        In response to the Staff’s comment, the Board of Trustees has executed a Second Amended and Restated Agreement and Declaration of Trust with the language provided by the

Ms. Anu Dubey

March 28, 2022

Staff in the comments provided telephonically on March 14, 2022, as modified by the above comment. As previously communicated to the Staff, the Trust is filing the Second Amended and Restated Agreement and Declaration of Trust as an exhibit to the pre-effective amendment which this Correspondence accompanies.

We note that the Funds intend to observe these responses, but that they do not necessarily represent the position or policy of other funds managed by the Adviser or its related parties. We greatly appreciate your review and look forward to working with you in declaring the Registration Statement effective. If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien